Exhibit 99.4

SILVERCORP METALS INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and six months ended September 30, 2021 and 2020
(Expressed in thousands of US dollars, unless otherwise stated) (Unaudited)

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited) (Expressed in thousands of U.S. dollars)

		As at September 30,	As at March 31,
	Notes	2021	2021
ASSETS Current Assets Cash and cash equivalents	19	$141,929	$118,735
Short-term investments	3	79,121	80,357
Trade and other receivables		1,513	1,485
Current portion of lease receivable	8	210	213
Inventories		8,399	9,768
Due from related parties	12	868	847
Income tax receivable		2,406	4,978
Prepaids and deposits		6,386	4,806
		240,832	221,189
Non-current Assets Long-term prepaids and deposits		4,101	409
Long-term portion lease receivable	8	77	183
Reclamation deposits		8,627	8,513
Investment in associates	4	59,733	53,457
Other investments	5	18,311	15,733
Plant and equipment	6	75,726	75,729
Mineral rights and properties	7	293,365	277,429
TOTAL ASSETS		$700,772	$652,642
LIABILITIES AND EQUITY Current Liabilities Accounts payable and accrued liabilities		$38,060	$30,298
Current portion of lease obligation	8	657	657
Deposits received		6,874	4,857
Income tax payable		1,935	1,363
		47,526	37,175
Non-current Liabilities Long-term portion of lease obligation	8	759	1,084
Deferred income tax liabilities		44,357	40,792
Environmental rehabilitation		7,919	7,863
Total Liabilities		100,561	86,914
Equity Share capital		252,908	250,199
Equity reserves		37,961	29,469
Retained earnings		206,884	187,906
Total equity attributable to the equity holders of the Company		497,753	467,574
Non-controlling interests	11	102,458	98,154
Total Equity		600,211	565,728
TOTAL LIABILITIES AND EQUITY		$700,772	$652,642

Approved on behalf of the Board:
(Signed) David Kong
Director

(Signed) Rui Feng
Director

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Income

(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures)

		Three Months Ended September 30,		Six Monsths Ended September 30,
	Notes	2021	2020	2021	2020
Revenue	18(b)(c)	$58,435	$56,372	$117,254	$103,077
Cost of mine operations Production costs		22,771	19,688	45,256	37,435
Depreciation and amortization		6,878	5,592	13,092	11,332
Mineral resource taxes		1,703	1,433	3,116	2,769
Government fees and other taxes	14	710	648	1,401	1,188
General and administrative	13	2,761	2,339	5,273	4,396
		34,823	29,700	68,138	57,120
Income from mine operations		23,612	26,672	49,116	45,957

Corporate general and administrative	13	3,749	2,784	7,587	5,471
Property evaluation and business development		244	126	634	(3,659)
Foreign exchange (gain) loss		(2,063)	1,349	(1,613)	4,019
Loss on disposal of plant and equipment	6	51	19	136	211
Share of loss in associates	4	469	319	865	480
Loss (gain) on investments	3,5	4,142	(2,771)	4,864	(8,237)
Other expense (income)		165	69	4	(179)
Income from operations		16,855	24,777	36,639	47,851

Finance income	15	1,344	741	2,697	1,688
Finance costs	15	(86)	(84)	(174)	(231)
Income before income taxes		18,113	25,434	39,162	49,308

Income tax expense	16	5,355	5,877	10,172	11,259
Net income		$12,758	$19,557	$28,990	$38,049
Attributable to: Equity holders of the Company		$9,393	$15,472	$21,605	$30,963
Non-controlling interests	11	3,365	4,085	7,385	7,086
		$12,758	$19,557	$28,990	$38,049
Earnings per share attributable to the equity holders of the Company Basic earnings per share		$0.05	$0.09	$0.12	$0.18
Diluted earnings per share		$0.05	$0.09	$0.12	$0.18
Weighted Average Number of Shares Outstanding - Basic		176,285,864	174,688,227	176,120,380	174,344,733
Weighted Average Number of Shares Outstanding - Diluted		178,496,716	177,112,569	178,411,042	176,697,376

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Comprehensive Income

(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended September 30,		Six Months Ended September 30,
	Notes	2021	2020	2021	2020
Net income		$12,758	$19,557	$28,990	$38,049
Other comprehensive (loss) income, net of taxes:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment, net of tax of $nil		(4,864)	16,357	2,490	22,776
Share of other comprehensive (loss) income in associate	4	(423)	(538)	3,182	(1,133)
Items that will not subsequently be reclassified to net income or loss:
Change in fair value on equity investments designated as FVTOCI, net of tax of $nil	5	375	1,983	870	12,889
Other comprehensive (loss) income, net of taxes		$(4,912)	$17,802	$6,542	$34,532
Attributable to:
Equity holders of the Company		$(4,826)	$15,270	$5,727	$31,737
Non-controlling interests	11	(86)	2,532	815	2,795
		$(4,912)	$17,802	$6,542	$34,532
Total comprehensive income		$7,846	$37,359	$35,532	$72,581
Attributable to:
Equity holders of the Company		$4,567	$30,742	$27,332	$62,700
Non-controlling interests		3,279	6,617	8,200	9,881
		$7,846	$37,359	$35,532	$72,581

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended September 30,		Six Months Ended September 30,
	Notes	2021	2020	2021	2020
Cash provided by Operating activities Net income		$12,758	$19,557	$28,990	$38,049
Add (deduct) items not affecting cash:
Finance costs	15	86	84	174	231
Depreciation, amortization and depletion		7,361	6,029	14,060	12,177
Share of loss in associates	4	469	319	865	480
Income tax expense	16	5,355	5,877	10,172	11,259
Loss (gain) on investments	3,5	4,142	(2,771)	4,864	(8,237)
Loss on disposal of plant and equipment	6	51	19	136	211
Share-based compensation	9(b)	1,773	1,032	3,877	1,755
Reclamation expenditures		(39)	10	(126)	(68)
Income taxes paid		(273)	(3,074)	(4,002)	(5,823)
Interest paid	15	(19)	(25)	(39)	(50)
Changes in non-cash operating working capital	19	(810)	2,544	8,335	9,759
Net cash provided by operating activities		30,854	29,601	67,306	59,743

Investing activities
Mineral rights and properties
Capital expenditures		(10,746)	(8,863)	(20,805)	(16,714)
Deposit for Kuanping project auction	7	(3,093)	-	(3,093)	-
Plant and equipment Additions		(3,380)	(2,189)	(4,604)	(2,995)
Proceeds on disposals	6	4	-	38	1
Reclamation deposits
Paid		(16)	(11)	(59)	(261)
Refund		-	30	-	1,805
Other investments Acquisition	5	(4,306)	(5,865)	(6,917)	(11,403)
Proceeds on disposals	5	205	1,232	974	17,806
Investment in associates	4	-	-	(4,960)	(5,805)
Net (purchases) redemptions of short-term investments		(37,546)	(16,341)	978	(15,451)
Principal received on lease receivable	8	54	49	108	94
Net cash used in investing activities		(58,824)	(31,958)	(38,340)	(32,923)
Financing activities Related parties Repayments received	12	-	-	-	1,423
Principal payments on lease obligation	8	(155)	(138)	(311)	(270)
Non-controlling interests Distribution	11	-	-	(3,896)	(3,239)
Cash dividends distributed	9(c)	-	-	(2,202)	(2,178)
Proceeds from issuance of common shares		418	1,854	1,172	2,686
Net cash (used in) provided by financing activities		263	1,716	(5,237)	(1,578)
Effect of exchange rate changes on cash and cash equivalents		(1,822)	1,937	(535)	4,301
(Decrease) increase in cash and cash equivalents		(29,529)	1,296	23,194	29,543
Cash and cash equivalents, beginning of the period		171,458	94,024	118,735	65,777
Cash and cash equivalents, end of the period		$141,929	$95,320	$141,929	$95,320
Supplementary cash flow information	19

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share figures)

		Share capital		Equity reserves
	Notes	Number of shares	Amount	Share option reserve	Reserves	Accumulated other comprehensive loss	Retained earnings	Total equity attributable to the equity holders of the Company	Non-controlling interests	Total equity
Balance, April 1, 2020		173,816,834	$243,926	$15,038	$25,409	$(61,589)	$145,898	$368,682	$70,290	$438,972
Options exercised		1,218,756	3,663	(977)	-	-	-	2,686	-	2,686
Restricted share units vested		155,874	582	(582)	-	-	-	-	-	-
Share-based compensation		-	-	1,755	-	-	-	1,755	-	1,755
Dividends declared		-	-	-	-	-	(2,178)	(2,178)	-	(2,178)
Distribution to non-controlling interests		-	-	-	-	-	-	-	(3,239)	(3,239)
Comprehensive income		-	-	-	-	31,737	30,963	62,700	9,881	72,581
Balance, September 30, 2020		175,191,464	$248,171	$15,234	$25,409	$(29,852)	$174,683	$433,645	$76,932	$510,577
Options exercised		334,582	1,161	(309)	-	-	-	852	-	852
Restricted share units vested		216,498	867	(867)	-	-	-	-	-	-
Share-based compensation		-	-	2,552	-	-	-	2,552	-	2,552
Dividends declared		-	-	-	-	-	(2,190)	(2,190)	-	(2,190)
Acquisition of La Yesca		-	-	-	-	-	-	-	9,250	9,250
Contribution from non-controlling interests		-	-	-	-	-	-	-	2,500	2,500
Comprehensive income		-	-	-	-	17,302	15,413	32,715	9,472	42,187
Balance, March 31, 2021		175,742,544	$250,199	$16,610	$25,409	$(12,550)	$187,906	$467,574	$98,154	$565,728
Options exercised		443,333	1,568	(396)	-	-	-	1,172	-	1,172
Restricted share units vested		245,714	1,141	(1,141)	-	-	-	-	-	-
Share-based compensation	9(b)	-	-	3,877	-	-	-	3,877	-	3,877
Dividends declared	9(c)	-	-	-	-	-	(2,202)	(2,202)	-	(2,202)
Distribution to non-controlling interests	11	-	-	-	-	-	-	-	(3,896)	(3,896)
Contribution to reserves		-	-	-	425	-	(425)	-	-	-
Comprehensive income		-	-	-	-	5,727	21,605	27,332	8,200	35,532
Balance, September 30, 2021		176,431,591	$252,908	$18,950	$25,834	$(6,823)	$206,884	$497,753	$102,458	$600,211

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2021 and for the three and six months ended September 30, 2021 and 2020

(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

1.	CORPORATE INFORMATION

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of mineral properties. The Company’s producing mines are located in China, and current exploration and development projects are located in Mexico.

The Company is a publicly listed company incorporated in the Province of British Columbia, Canada, with limited liability under the legislation of the Province of British Columbia. The Company’s shares are traded on the Toronto Stock Exchange and NYSE American.

The head office, registered address and records office of the Company are located at 1066 West Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

Operating results for the three and six months ended September 30, 2021, are not necessarily indicative of the results that may be expected for the year ending March 31, 2022.

2.	SIGNIFICANT ACCOUNTING POLICIES
(a)	Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2021. These condensed consolidated interim financial statements follow the same significant accounting policies set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2021 except for the following:

Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16

In May 2020, the IASB issued Property, Plant and Equipment — Proceeds before Intended Use, which prohibits entities deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment.

The Company adopted this amendment on April 1, 2021 without any material impact.

These condensed consolidated interim financial statements were authorized for issue in accordance with a resolution of the Board of Directors dated November 3, 2021.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2021 and for the three and six months ended September 30, 2021 and 2020

(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(b)	Basis of Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary and has the ability to use its power to affect its returns.

For non-wholly owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated balance sheets. Net income for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary. Adjustments to recognize the non-controlling interests’ share of changes to the subsidiary’s equity are made even if this results in the non-controlling interests having a deficit balance. Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interests in the subsidiary and the difference between the adjustment to the carrying amount of non-controlling interest and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to equity holders of the Company.

Balances, transactions, revenues and expenses between the Company and its subsidiaries are eliminated on consolidation.

Details of the Company’s significant subsidiaries which are consolidated are as follows:

			Proportion of ownership interest held
Name of subsidiaries	Principal activity	Country of incorporation	September 30, 2021	March 31, 2021	Mineral properties
Silvercorp Metals China Inc.	Holding company	Canada	100%	100%
Silvercorp Metals (China) Inc.	Holding company	China	100%	100%
0875786 B.C. LTD.	Holding company	Canada	100%	100%
Fortune Mining Limited	Holding company	BVI (i)	100%	100%
Fortune Copper Limited	Holding company	BVI	100%	100%
Fortune Gold Mining Limited	Holding company	BVI	100%	100%
Victor Resources Ltd.	Holding company	BVI	100%	100%
Yangtze Mining Ltd.	Holding company	BVI	100%	100%
Victor Mining Ltd.	Holding company	BVI	100%	100%
Yangtze Mining (H.K.) Ltd.	Holding company	Hong Kong	100%	100%
Fortune Gold Mining (H.K.) Limited	Holding company	Hong Kong	100%	100%
Wonder Success Limited	Holding company	Hong Kong	100%	100%
New Infini Silver Inc. ("New Infini")	Holding company	Canada	43.8%	43.8%
Infini Metals Inc.	Holding company	BVI	43.8%	43.8%
Infini Resources (Asia) Co. Ltd.	Holding company	Hong Kong	43.8%	43.8%
Golden Land (Asia) Ltd.	Holding company	Hong Kong	43.8%	43.8%
Henan Huawei Mining Co. Ltd. ("Henan Huawei")	Mining	China	80%	80%	Ying Mining District
Henan Found Mining Co. Ltd. ("Henan Found")	Mining	China	77.5%	77.5%
Xinshao Yunxiang Mining Co., Ltd. ("Yunxiang")	Mining	China	70%	70%	BYP
Guangdong Found Mining Co. Ltd. ("Guangdong Found")	Mining	China	99%	99%	GC
Infini Resources S.A. de C.V.	Mining	Mexico	43.8%	43.8%	La Yesca

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2021 and for the three and six months ended September 30, 2021 and 2020

(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(c)	Significant Accounting Judgments and Estimates

These condensed consolidated interim financial statements follow the same significant accounting judgments and estimates set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2021.

3.	SHORT-TERM INVESTMENTS

As at September 30, 2021, short-term investments consist of the following:

	Amount	Interest rates	Maturity
Bonds	$ 20,165	5.38% - 13.00%	January 10, 2022 - January 16, 2025
Money market instruments	58,956
	$ 79,121

During the three months ended September 30, 2021, the Company recorded impairment charges of $777 against the bond investment as one of the bond issuers was in default to pay interest. The impairment charge was included in loss on investments on the condensed consolidated interim statement of income.

As at March 31, 2021, short-term investments consist of the following:

	Amount	Interest rates	Maturity
Bonds	$ 15,812	5.38% - 13.00%	January 10, 2022 - September 3, 2024
Money market instruments	64,545
	$ 80,357

4.	INVESTMENT IN ASSOCIATES

(a)	Investment in New Pacific Metals Corp.

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the Toronto Stock Exchange (symbol: NUAG) and NYSE American (symbol: NEWP). NUAG is a related party of the Company by way of two common directors and one common officer, and the Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

In November 2020, NUAG completed a spin-out by way of a plan of arrangement (the “Arrangement”) of its then wholly-owned subsidiary, Whitehorse Gold Corp. (“WHG”), which owns 100% Skukum Gold Project (formerly “Tagish Lake Gold Project”) located in Yukon, Canada, and distributed all of the WHG common shares its shareholders on a pro rata basis.

As at September 30, 2021, the Company owned 43,917,216 common shares of NUAG (March 31, 2021 – 43,917,216), representing an ownership interest of 28.3% (March 31, 2021 – 28.6%).

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2021 and for the three and six months ended September 30, 2021 and 2020

(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The summary of the investment in NUAG common shares and its market value as at the respective balance sheet dates are as follows:

	Number of shares	Amount	Value of NUAG's common shares per quoted market price
Balance April 1, 2020	42,596,506	$ 44,555	$ 148,624
Participation in public offering	1,320,710	5,805
WHG Spin-out		(1,793)
Share of net loss		(1,672)
Share of other comprehensive loss		(2,324)
Foreign exchange impact		5,828
Balance March 31, 2021	43,917,216	$ 50,399	$ 181,257
Share of net loss		(587)
Share of other comprehensive income		3,182
Foreign exchange impact		(717)
Balance September 30, 2021	43,917,216	$ 52,277	$ 145,115

(b)	Investment in Whitehorse Gold Corp.

Whitehorse Gold Corp. (“WHG”) is a Canadian public company listed on the TSX Venture Exchange (symbol: WHG). WHG is a related party of the Company by way of one common director, and the Company accounts for its investment in WHG using the equity method as it is able to exercise significant influence over the financial and operating policies of WHG.

On May 14, 2021, the Company participated in a brokered private placement of WHG and purchased 4,000,000 units at a cost of $4,960. Each unit was comprised of one WHG common share and one common share purchase warrant at exercise price of CAD$2 per share. The common share purchase warrant expires on May 14, 2026.

As at September 30, 2021, the Company owned 15,514,285 common shares of WHG (March 31, 2021 – 11,514,285), representing an ownership interest of 29.5% (March 31, 2021 – 27.0%). The summary of the investment in WHG common shares and its market value as at the respective balance sheet dates are as follows:

	Number of shares	Amount	Value of WHG's common shares per quoted market price
Balance April 1, 2020 Distributed under WHG spin-out	5,740,285	1,793
Participation in private placement	5,774,000	1,326
Share of net loss		(174)
Foreign exchange impact		113
Balance March 31, 2021	11,514,285	$ 3,058	$ 15,108
Participation in private placement	4,000,000	4,960
Share of net loss		(278)
Foreign exchange impact		(284)
Balance September 30, 2021	15,514,285	$ 7,456	$ 9,376

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2021 and for the three and six months ended September 30, 2021 and 2020

(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

5.	OTHER INVESTMENTS

	September 30, 2021	March 31, 2021
Equity investments designated as FVTOCI Public companies	$ 2,846	$ 2,966
Private companies	2,319	2,289
	5,165	5,255
Equity investments designated as FVTPL Public companies	9,438	10,478
Private companies	3,708	-
	13,146	10,478
Total	$ 18,311	$ 15,733

Investments in publicly traded companies represent equity interests of other publicly-trading mining companies that the Company has acquired through the open market or through private placements. Investment in equity instruments that are held for trading are classified as FVTPL. For other investment in equity instruments, the Company can make an irrevocable election, on an instrument-by-instrument basis, to designate them as FVTOCI.

The continuity of such investments is as follows:

	Fair Value	Accumulated fair value change included in OCI	Accumulated fair value change included in P&L
April 1, 2020	$8,750	$(34,879)	$-
Gain on equity investments designated as FVTOCI	12,069	12,069	-
Gain on equity investments designated as FVTPL	7,188	-	7,188
Acquisition	12,708	-	-
Disposal	(19,301)	-	-
Reclassified to short-term investments	(7,511)	-	-
Impact of foreign currency translation	1,830	-	-
March 31, 2021	$15,733	$(22,810)	$7,188
Gain on equity investments designated as FVTOCI	870	870	-
Loss equity investments designated as FVTPL	(4,088)	-	(4,088)
Acquisition	6,917	-	-
Disposal	(974)	-	-
Impact of foreign currency translation	(147)	-	-
September 30, 2021	$18,311	$(21,940)	$3,100

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2021 and for the three and six months ended September 30, 2021 and 2020

(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

6.	PLANT AND EQUIPMENT

Plant and equipment consist of:

	Land use rights	Office		Motor	Construction
Cost	and building	equipment	Machinery	vehicles	in progress	Total
Balance as at April 1, 2020	$96,454	$8,010	$25,800	$6,416	$2,136	$138,816
Additions	182	864	1,117	1,059	7,189	10,411
Disposals	(205)	(250)	(291)	(480)	-	(1,226)
Reclassification of asset groups(1)	5,579	325	2,221	-	(8,125)	-
Impact of foreign currency translation	8,141	711	2,227	542	142	11,763
Balance as at March 31, 2021	$110,151	$9,660	$31,074	$7,537	$1,342	$159,764
Additions	257	579	841	477	985	3,139
Disposals	(278)	(46)	(247)	(131)	-	(702)
Reclassification of asset groups(1)	903	-	34	-	(937)	-
Impact of foreign currency translation	1,391	93	413	99	18	2,014
Ending balance as at September 30, 2021	$112,424	$10,286	$32,115	$7,982	$1,408	$164,215
Impairment, accumulated depreciation and amortization
Balance as at April 1, 2020	$(43,987)	$(5,375)	$(18,168)	$(4,564)	$-	$(72,094)
Disposals	90	228	176	388	-	882
Depreciation and amortization	(3,921)	(630)	(1,629)	(496)	-	(6,676)
Impact of foreign currency translation	(3,752)	(469)	(1,550)	(376)	-	(6,147)
Balance as at March 31, 2021	$(51,570)	$(6,246)	$(21,171)	$(5,048)	$-	$(84,035)
Disposals	153	42	218	115	-	528
Depreciation and amortization	(2,165)	(411)	(1,048)	(309)	-	(3,933)
Impact of foreign currency translation	(647)	(52)	(283)	(67)	-	(1,049)
Ending balance as at September 30, 2021	$(54,229)	$(6,667)	$(22,284)	$(5,309)	$-	$(88,489)
Carrying amounts
Balance as at March 31, 2021	$58,581	$3,414	$9,903	$2,489	$1,342	$75,729
Ending balance as at September 30, 2021	$58,195	$3,619	$9,831	$2,673	$1,408	$75,726

(1) When an asset is  available for use, it is reclassified from construction in progress to one of the appropriate plant and equipment categories.

Carrying amounts as at September 30, 2021	Ying Mining District	BYP	GC	Other	Total
Land use rights and building	$41,364	$2,941	$12,124	$1,766	$58,195
Office equipment	2,777	17	518	307	3,619
Machinery	7,295	179	2,296	61	9,831
Motor vehicles	2,111	19	325	218	2,673
Construction in progress	833	540	35	-	1,408
Total	$54,380	$3,696	$15,298	$2,352	$75,726

Carrying amounts as at March 31, 2021	Ying Mining District	BYP	GC	Other	Total
Land use rights and building	$41,177	$3,047	$12,369	$1,988	$58,581
Office equipment	2,647	20	448	299	3,414
Machinery	7,114	213	2,576	-	9,903
Motor vehicles	1,917	20	359	193	2,489
Construction in progress	796	533	13	-	1,342
Total	$53,651	$3,833	$15,765	$2,480	$75,729

During the three and six months ended September 30, 2021, certain plant and equipment were disposed for proceeds of $4 and $38 (three and six months ended September 30, 2020 - $nil and 1) and resulting in loss of $51 and $136 (three and six months ended September 30, 2020 - loss of $19 and $211).

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2021 and for the three and six months ended September 30, 2021 and 2020

(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

7.	MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties consist of:

	Producing and development properties			Exploration and evaluation properties
Cost	Ying Mining District	BYP	GC	RZY	La Yesca	Total
Balance as at April 1, 2020	$293,136	$63,572	$103,311	$164	$-	$460,183
Capitalized expenditures	31,138	30	3,890	-	87	35,145
Acquisition	-	-	-	-	16,660	16,660
Environmental rehabiliation	(1,268)	(135)	(207)	-	-	(1,610)
Foreign currecy translation impact	24,994	1,142	8,616	21	-	34,773
Balance as at March 31, 2021	$348,000	$64,609	$115,610	$185	$16,747	$545,151
Capitalized expenditures	18,777	-	2,331	-	1,076	22,184
Foreign currecy translation impact	4,550	195	1,481	(2)	-	6,224
Ending balance as at September 30, 2021	$371,327	$64,804	$119,422	$183	$17,823	$573,559
Impairment and accumulated depletion
Balance as at April 1, 2020	$(100,390)	$(56,688)	$(78,355)	$(164)	$-	$(235,597)
Depletion	(13,921)	-	(2,419)	-	-	(16,340)
Foreign currecy translation impact	(8,666)	(576)	(6,522)	(21)	-	(15,785)
Balance as at March 31, 2021	$(122,977)	$(57,264)	$(87,296)	$(185)	$-	$(267,722)
Depletion	(8,167)	-	(1,480)	-	-	(9,647)
Foreign currecy translation impact	(1,612)	(101)	(1,114)	2	-	(2,825)
Ending balance as at September 30, 2021	$(132,756)	$(57,365)	$(89,890)	$(183)	$-	$(280,194)
Carrying amounts
Balance as at March 31, 2021	$225,023	$7,345	$28,314	$-	$16,747	$277,429
Ending balance as at September 30, 2021	$238,571	$7,439	$29,532	$-	$17,823	$293,365

In September 2021, the Company, through a 100% owned subsidiary of Henan Found, paid $3,093 (RMB¥20.0 million) as a refundable deposit to register participation in an online open auction to acquire a 100% interest in the Kuanping silver-lead-zinc-gold project (the “Kuanping Project”). The acquisition was through the acquisition of a 100% interest in the shares of Shanxian Xinbaoyuan Mining Co. Ltd. (“Xinbaoyuan”), an affiliate of a Henan Provincial government-controlled company located in Sanmenxia City, Henan Province. The only asset held by Xinbaoyuan is the Kuanping Project. The Kuanping Project is located in Shanzhou District, Sanmenxia City, Henan Province, China, approximately 33 kilometres (“km”) north of Ying Mining District. It covers an area of 12.39 km2, being approximately 3 km wide (east-west) and 5 km long (north-south).

In October 2021, the Company won the auction for a total consideration of approximately $13,500, including approximately $11,400 (RMB ¥73.5 million) for 100% of the common shares of Xinbaoyuan (the “Share Consideration”) plus the assumption of approximately $2,100 (RMB ¥13.3 million) debt (the “Debt”). The execution of the share transfer agreement was completed and the Company paid the Share Consideration and the Debt in October, 2021.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2021 and for the three and six months ended September 30, 2021 and 2020

(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

8.	LEASES

The following table summarizes changes in the Company’s lease receivable and lease obligation related to the Company’s office lease and sublease.

	Lease Receivable	Lease Obligation
Balance, April 1, 2020	$534	$2,069
Interest accrual	24	95
Interest received or paid	(24)	(95)
Principal repayment	(196)	(563)
Foreign exchange impact	58	235
Balance, March 31, 2021	$396	$1,741
Interest accrual	9	39
Interest received or paid	(9)	(39)
Principal repayment	(108)	(311)
Foreign exchange impact	(1)	(14)
Balance, September 30, 2021	$287	$1,416
Less: current portion	(210)	(657)
Non-current portion	$77	$759

The following table presents a reconciliation of the Company’s undiscounted cash flows to their present value for its lease receivable and lease obligation as at September 30, 2021:

	Lease Receivable	Lease Obligation
Within 1 year	$228	$687
Between 2 to 5 years	69	827
Total undiscounted amount	297	1,514
Less future interest	(10)	(98)
Total discounted amount	$287	$1,416
Less: current portion	(210)	(657)
Non-current portion	$77	$759

The lease receivable and lease obligation were discounted using an estimated incremental borrowing rate of 5%.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2021 and for the three and six months ended September 30, 2021 and 2020

(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

9.	SHARE CAPITAL
(a)	Authorized

Unlimited number of common shares without par value. All shares issued as at September 30, 2021 were fully paid.

(b)	Share-based compensation

The Company has a share-based compensation plan (the “Plan”) which consists of stock options, restricted share units (the “RSUs”) and performance share units (the “PSUs”). The Plan allows for the maximum number of common shares to be reserved for issuance on any share-based compensation to be a rolling 10% of the issued and outstanding common shares from time to time. Furthermore, no more than 3% of the reserve may be granted in the form of RSUs and PSUs.

For the three and six months ended September 30, 2021, a total of $1,773 and $3,877, respectively (three and six months ended September 30, 2020 - $1,032 and $1,755) in share-based compensation expense was recognized and included in the general and administrative expenses and property evaluation and business development expenses on the condensed consolidated interim statements of income.

(i)	Stock options

The following is a summary of option transactions:

	Number of shares	Weighted average exercise price per share CAD$
Balance, April 1, 2020	2,423,760	$3.00
Option granted	1,127,000	7.25
Options exercised	(1,553,338)	3.02
Options cancelled	(135,004)	4.52
Balance, March 31, 2021	1,862,418	$5.45
Options exercised	(443,333)	3.28
Options cancelled	(25,000)	7.06
Balance, September 30, 2021	1,394,085	$6.11

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2021 and for the three and six months ended September 30, 2021 and 2020

(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The following table summarizes information about stock options outstanding as at September 30, 2021:

Exercise price in CAD$	Number of options outstanding at September 30, 2021	Weighted average remaining contractual life (Years)	Weighted average exercise price in CAD$	Number of options exercisable at September 30, 2021	Weighted average exercise price in CAD$
$ 2.60	353,750	0.13	$ 2.60	353,750	$ 2.60
$ 5.46	560,335	3.65	$ 5.46	178,998	$ 5.46
$ 9.45	480,000	4.11	$ 9.45	80,002	$ 9.45
$2.60 to $9.45	1,394,085	2.92	$ 6.11	612,750	$ 4.33

(ii)	RSUs

The following is a summary of RSUs transactions:

	Number of shares	Weighted average grant date closing price per share $CAD
Balance, April 1, 2020	677,374	$4.94
Granted	1,021,500	6.68
Cancelled	(77,166)	5.82
Distributed	(372,372)	5.05
Balance, March 31, 2021	1,249,336	$6.28
Granted	1,000,000	6.40
Cancelled	(21,000)	6.50
Distributed	(245,714)	5.71
Balance, September 30, 2021	1,982,622	$6.41

Subsequent to September 30, 2021, a total of 113,250 RSUs were distributed.

(c)	Cash dividends declared

During the three and six months ended September 30, 2021, dividends of $nil and $2,202, respectively (three and six months ended September 30, 2020 - $nil and $2,178, respectively) were declared and paid.

10.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	September 30, 2021	March 31, 2021
Change in fair value on equity investments designated as FVTOCI	$21,458	$22,328
Share of other comprehensive (income) loss in associate	(2,593)	589
Currency translation adjustment	(12,042)	(10,367)
Balance, end of the period	$6,823	$12,550

The change in fair value on equity investments designated as FVTOCI, share of other comprehensive income in associates, and currency translation adjustment are net of tax of $nil for all periods presented.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2021 and for the three and six months ended September 30, 2021 and 2020

(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

11.	NON-CONTROLLING INTERESTS

The continuity of non-controlling interests is summarized as follows:

	Henan Found	Henan Huawei	Yunxiang	Guangdong Found	New Infini	Total
Balance, April 1, 2020	$63,331	$4,702	$2,723	$(466)	$-	$70,290
Share of net income (loss)	13,210	639	219	88	(23)	14,133
Share of other comprehensive income	4,623	480	90	27	-	5,220
Acquisition of La Yesca	-	-	-	-	9,250	9,250
Contributions	-	-	-	-	2,500	2,500
Distributions	(2,600)	(639)	-	-	-	(3,239)
Balance, March 31, 2021	$78,564	$5,182	$3,032	$(351)	$11,727	$98,154
Share of net income (loss)	7,212	215	(107)	79	(14)	7,385
Share of other comprehensive income	685	87	37	6	-	815
Distributions	(3,266)	(630)	-	-	-	(3,896)
Balance, September 30, 2021	$83,195	$4,854	$2,962	$(266)	$11,713	$102,458

As at September 30, 2021, non-controlling interests in Henan Found, Henan Huawei, Yunxiang, Guangdong Found and New Infini were 22.5%, 20%, 30%, 1%, and 56.25%, respectively (March 31, 2021 – 22.5%, 20%, 30%, 1%, and 56.25%, respectively).

12.	RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the condensed consolidated interim financial statements are as follows:

Due from related parties	September 30, 2021	March 31, 2021
NUAG (a)	$58	$59
WHG (b)	13	19
Henan Non-ferrous (c)	797	769
	$868	$847
(a)	The Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG pursuant to a services and administrative costs reallocation agreement. During the three and six months ended September 30, 2021, the Company recovered $173 and $336 (three and six months ended September 30, 2020 - $179 and $340), from NUAG for services rendered and expenses incurred on behalf of NUAG. The costs recovered from NUAG were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.
(b)	The Company recovers costs for services rendered to WHG and expenses incurred on behalf of WHG pursuant to a services and administrative costs reallocation agreement. During the three and six months ended September 30, 2021, the Company recovered $46 and $104 (three and six months ended September 30, 2020 - $nil and $nil), from WHG for services rendered and expenses incurred on behalf of WHG. The costs recovered from WHG were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2021 and for the three and six months ended September 30, 2021 and 2020

(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(c)	In January 2021, Henan Found advanced a loan of $744 (RMB¥5 million) to Henan Non-ferrous. The loan bears an interest rate of 4.35% per annum.

The balances with related parties are unsecured.

13.	GENERAL AND ADMINISTRATIVE

General and administrative expenses consist of:

	Three months ended September 30, 2021			Three months ended September 30, 2020
	Corporate	Mines	Total	Corporate	Mines	Total
Amortization and depreciation	$144	$343	$487	$132	$305	$437
Office and administrative expenses	379	707	1,086	492	740	1,232
Professional fees	192	113	305	45	114	159
Salaries and benefits	1,366	1,598	2,964	1,099	1,180	2,279
Share-based compensation	1,668	-	1,668	1,016	-	1,016
	$3,749	$2,761	$6,510	$2,784	$2,339	$5,123

	Six months ended September 30, 2021			Six months ended September 30, 2020
	Corporate	Mines	Total	Corporate	Mines	Total
Amortization and depreciation	$290	$678	$968	$252	$593	$845
Office and administrative expenses	947	1,392	2,339	1,028	1,331	2,359
Professional fees	337	219	556	363	227	590
Salaries and benefits	2,354	2,984	5,338	2,132	2,245	4,377
Share-based compensation	3,659	-	3,659	1,696	-	1,696
	$7,587	$5,273	$12,860	$5,471	$4,396	$9,867

14.	GOVERNMENT FEES AND OTHER TAXES

Government fees and other taxes consist of:

	Three months ended September 30,		Six months ended September 30,
	2021	2020	2021	2020
Government fees	$17	$14	$28	$28
Other taxes	693	634	1,373	1,160
	$710	$648	$1,401	$1,188

Government fees include environmental protection fees paid to the state and local Chinese government. Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

15.	FINANCE ITEMS

Finance items consist of:

	Three months ended September 30,		Six months ended September 30,
Finance income	2021	2020	2021	2020
Interest income	$1,344	741	$2,537	$1,688
Dividend income	-	-	160	-
	$1,344	$741	$2,697	$1,688

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2021 and for the three and six months ended September 30, 2021 and 2020

(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

	Three months ended September 30,		Six months ended September 30,
Finance costs	2021	2020	2021	2020
Interest on lease obligation	19	25	$39	$50
(Gain) loss on disposal of bonds	-	(12)	-	41
Unwinding of discount of environmental rehabilitation provision	67	71	-135	140
	$86	$84	$174	$231

16.	INCOME TAX

The significant components of income tax expense are as follows:

	Three months ended September 30,		Six months ended September 30,
Income tax expense	2021	2020	2021	2020
Current	$3,181	$5,155	$7,144	$9,724
Deferred	2,174	722	3,028	1,535
	$5,355	$5,877	$10,172	$11,259

17.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)	Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2021 and for the three and six months ended September 30, 2021 and 2020

(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy as at September 30, 2021 and March 31, 2021 that are not otherwise disclosed. As required by IFRS 13, the assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at September 30, 2021
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$141,929	$-	$-	$141,929
Short-term investments - money market instruments	58,956	-	-	58,956
Investments in public companies	12,284	-	-	12,284
Investments in private companies	-	-	6,027	6,027

	Fair value as at March 31, 2021
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$118,735	$-	$-	$118,735
Short-term investments - money market instruments	64,545	-	-	64,545
Investments in public companies	13,444	-	-	13,444
Investments in private companies	-	-	2,289	2,289

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as at September 30, 2021 and March 31, 2021, due to the short-term nature of these instruments.

There were no transfers into or out of Level 3 during the three and six months ended September 30, 2021 and 2020.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short-term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	September 30, 2021		March 31, 2021
	Within a year	2-5 years	Total	Total
Accounts payable and accrued liabilities	$38,060	$-	$38,060	$30,298
Lease obligation	657	759	1,416	1,741
	$38,717	$759	$39,476	$32,039

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2021 and for the three and six months ended September 30, 2021 and 2020

(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(c)	Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD and the functional currency of all Chinese subsidiaries is RMB. The functional currency of New Infini and its subsidiaries is USD. The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies.

The Company currently does not engage in foreign exchange currency hedging. The Company's exposure to currency risk affect net income is summarized as follows:

	September 30, 2021	March 31, 2021
Financial assets denominated in U.S. Dollars	$71,930	$58,610

Financial liabilities denominated in U.S. Dollars	$376	$52

As at September 30,2021, with other variables unchanged, a 10% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $7.2 million.

(d)	Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents and short term investments. As at September 30, 2021, all of its interest-bearing cash equivalents and short-term investments earn interest at market rates that are fixed to maturity or at variable interest rates with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short term investments. Due to the short-term nature of these financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s net income.

(e)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents, and short-term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. There were no material amounts in trade or other receivables which were past due on September 30, 2021 (at March 31, 2021 - $nil).

For the period ended September 30, 2021, the Company observed unfavorable market movements of certain bond holding within its short-term investments. These bond holdings totaling $15.0 million, were issued by some Chinese real estate developers and their subsidiaries. Although there is significant uncertainty regarding their collectability, for the bonds that are not in default and payment are current as at September 30, 2021, management determined that impairment was not required. Management

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2021 and for the three and six months ended September 30, 2021 and 2020

(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

exercised significant judgements in terms of the collectability of the interest and principal payments and evaluate these holdings as needed for potential impairment and to manage the credit risk exposure.

(f)	Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio as at September 30, 2021, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects, would have resulted in an increase (decrease) to the net income and other comprehensive income of $944 and $285, respectively.

18.	SEGMENTED INFORMATION

The Company's reportable operating segments are components of the Company where separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer who is the Chief Operating Decision Maker (“CODM”). The operational segments are determined based on the Company’s management and internal reporting structure. Operating segments are summarized as follows:

Operational Segments	Subsidiaries Included in the Segment	Properties Included in the Segment
Mining
Henan Luoning	Henan Found and Henan Huawei	Ying Mining District
Hunan	Yunxiang	BYP
Guangdong	Guangdong Found	GC
Other	Infini Resources S.A. de C.V. ,	La Yesca
Administrative
Vancouver	Silvercorp Metals Inc. and holding companies
Beijing	Silvercorp Metals (China) Inc.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2021 and for the three and six months ended September 30, 2021 and 2020

(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(a)	Segmented information for assets and liabilities are as follows:

September 30, 2021
	Mining				Administrative
Statement of financial position items:	Henan Luoning	Hunan	Guangdong	Other	Beijing	Vancouver	Total
Current assets	$143,124	$1,070	$10,343	$272	$4,239	$81,784	$240,832
Plant and equipment	54,380	3,696	15,298	174	934	1,244	75,726
Mineral rights and properties	238,571	7,439	29,532	17,823	-	-	293,365
Investment in an associate	-	-	-	-	-	59,733	59,733
Other investments	2,319	-	-	-	-	15,992	18,311
Reclamation deposits	3,907	-	4,712	-	-	8	8,627
Long-term prepaids and deposits	3,867	102	132	-	-	-	4,101
Long-term portion of lease receivable	-	-	-	-	-	77	77
Total assets	$446,168	$12,307	$60,017	$18,269	$5,173	$158,838	$700,772
Current liabilities	$36,767	$588	$6,382	$369	$186	$3,234	$47,526
Long-term portion of lease obligation	-	-	-	-	-	759	759
Deferred income tax liabilities	43,205	1,152	-	-	-	-	44,357
Environmental rehabilitation	6,178	1,024	717	-	-	-	7,919
Total liabilities	$86,150	$2,764	$7,099	$369	$186	$3,993	$100,561

March 31, 2021
	Mining				Administrative
Statement of financial position items:	Henan Luoning	Hunan	Guangdong	Other	Beijing	Vancouver	Total
Current assets	$124,636	$909	$11,177	$191	$4,322	$79,954	$221,189
Plant and equipment	53,651	3,833	15,765	59	965	1,456	75,729
Mineral rights and properties	225,023	7,345	28,314	16,747	-	-	277,429
Investment in an associate	-	-	-	-	-	53,457	53,457
Other investments	2,289	-	-	-	-	13,444	15,733
Reclamation deposits	3,898	-	4,607	-	-	8	8,513
Long-term prepaids and deposits	221	101	87	-	-	-	409
Long-term portion of lease receivable	-	-	-	-	-	183	183
Total assets	$409,718	$12,188	$59,950	$16,997	$5,287	$148,502	$652,642
Current liabilities	$28,654	$625	$4,570	$-	$112	$3,214	$37,175
Long-term portion of lease obligation	-	-	-	-	-	1,084	1,084
Deferred income tax liabilities	39,756	1,036	-	-	-	-	40,792
Environmental rehabilitation	6,115	993	755	-	-	-	7,863
Total liabilities	$74,525	$2,654	$5,325	$-	$112	$4,298	$86,914

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2021 and for the three and six months ended September 30, 2021 and 2020

(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(b)	Segmented information for operating results is as follows:

Three months ended September 30, 2021
	Mining				Administrative
Statement of operations:	Henan Luoning	Hunan(1)	Guangdong	Other	Beijing	Vancouver	Total
Revenue	$47,102	$-	$11,333	$-	$-	$-	$58,435
Costs of mine operations	(27,800)	(131)	(6,879)	(13)	-	-	(34,823)
Income from mine operations	19,302	(131)	4,454	(13)	-	-	23,612
Operating expenses	(291)	8	59	92	(508)	(6,117)	(6,757)
Finance items	667	(8)	106	-	54	439	1,258
Income tax expenses	(4,411)	(87)	(875)	-	-	18	(5,355)
Net income (loss)	$15,267	$(218)	$3,744	$79	$(454)	$(5,660)	$12,758
Attributed to:
Equity holders of the Company	11,955	(147)	3,707	35	(454)	$(5,703)	$9,393
Non-controlling interests	3,312	(71)	37	44	-	43	3,365
Net income (loss)	$15,267	$(218)	$3,744	$79	$(454)	$(5,660)	$12,758

(1) Hunan's BYP project was placed on care and maintenance starting August 2014.

Three months ended September 30, 2020
	Mining			Administrative
Statement of operations:	Henan Luoning	Hunan	Guangdong	Beijing	Vancouver	Total
Revenue	$45,671	$1,524	$9,177	$-	$-	$56,372
Costs of mine operations	(22,549)	(893)	(6,258)	-	-	(29,700)
Income from mine operations	23,122	631	2,919	-	-	26,672
Operating expenses	(160)	(12)	37	(409)	(1,351)	(1,895)
Finance items	369	(9)	10	27	260	657
Income tax expenses	(5,453)	(33)	(361)	(8)	(22)	(5,877)
Net income (loss)	$17,878	$577	$2,605	$(390)	(1,113)	$19,557
Attributed to:
Equity holders of the Company	13,983	413	2,579	(390)	(1,113)	15,472
Non-controlling interests	3,895	164	26	-	-	4,085
Net income (loss)	$17,878	$577	$2,605	$(390)	$(1,113)	$19,557

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2021 and for the three and six months ended September 30, 2021 and 2020

(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Six months ended September 30, 2021
	Mining				Administrative
Statement of income:	Henan Luoning	Hunan	Guangdong	Other	Beijing	Vancouver	Total
Revenue	$94,520	$-	$22,734	$-	$-	$-	$117,254
Costs of mine operations	(53,975)	(261)	(13,889)	(13)	-	-	(68,138)
Income from mine operations	40,545	(261)	8,845	(13)	-	-	49,116
Operating expenses	(223)	60	45	36	(1,060)	(11,335)	(12,477)
Finance items, net	1,310	(17)	165	-	96	969	2,523
Income tax expenses	(7,566)	(102)	(1,065)	-	-	(1,439)	(10,172)
Net income (loss)	$34,066	$(320)	$7,990	$23	$(964)	$(11,805)	$28,990
Attributable to:
Equity holders of the Company	26,639	(213)	7,911	10	(964)	(11,778)	21,605
Non-controlling interests	7,427	(107)	79	13	-	(27)	7,385
Net income (loss)	$34,066	$(320)	$7,990	$23	$(964)	$(11,805)	$28,990

(1) Hunan's BYP project was placed on care and maintenance in August 2014.

Six months ended September 30, 2020
	Mining			Administrative
Statement of income:	Henan Luoning	Hunan	Guangdong	Beijing	Vancouver	Total
Revenue	$85,357	$1,524	$16,196	$-	$-	$103,077
Costs of mine operations	(44,660)	(1,007)	(11,453)	-	-	(57,120)
Income from mine operations	40,697	517	4,743	-	-	45,957
Operating expenses	(72)	(12)	2	(869)	2,845	1,894
Finance items, net	751	(17)	51	62	610	1,457
Income tax expenses	(9,715)	(33)	(361)	(8)	(1,142)	(11,259)
Net income (loss)	$31,661	$455	$4,435	$(815)	$2,313	$38,049
Attributable to:
Equity holders of the Company	24,738	336	4,391	(815)	2,313	30,963
Non-controlling interests	6,923	119	44	-	-	7,086
Net income (loss)	$31,661	$455	$4,435	$(815)	$2,313	$38,049

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2021 and for the three and six months ended September 30, 2021 and 2020

(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(c)	Sales by metal

The sales generated for the three and six months ended September 30, 2021 and 2020 were all earned in China and were comprised of:

	Three months ended September 30, 2021
	Henan Luoning	Hunan	Guangdong	Total
Silver (Ag)	$30,306	$-	$2,499	$32,805
Gold (Au)	1,186	-	-	1,186
Lead (Pb)	12,859	-	2,551	15,410
Zinc (Zn)	1,731	-	6,090	7,821
Other	1,020	-	193	1,213
	$47,102	$-	$11,333	$58,435

	Three months ended September 30, 2020
	Henan Luoning	Hunan	Guangdong	Total
Silver (Ag)	$30,506	$-	$2,542	$33,048
Gold (Au)	1,492	1,524	-	3,016
Lead (Pb)	12,148	-	2,239	14,387
Zinc (Zn)	1,071	-	4,165	5,236
Other	454	-	231	685
	$45,671	$1,524	$9,177	$56,372

	Six months ended September 30, 2021
	Henan Luoning	Hunan	Guangdong	Total
Silver (Ag)	$61,230	$-	$5,569	$66,799
Gold (Au)	2,694	-	-	2,694
Lead (Pb)	25,046	-	4,764	29,810
Zinc (Zn)	3,345	-	11,844	15,189
Other	2,205	-	557	2,762
	$94,520	$-	$22,734	$117,254

	Six months ended September 30, 2020
	Henan Luoning	Hunan	Guangdong	Total
Silver (Ag)	$54,613	$-	$4,620	$59,233
Gold (Au)	2,969	1,524	-	4,493
Lead (Pb)	24,494	-	4,267	28,761
Zinc (Zn)	2,442	-	6,949	9,391
Other	839	-	360	1,199
	$85,357	$1,524	$16,196	$103,077

(d)	Major customers

For the six months ended September 30, 2021, four major customers (six months ended September 30, 2020 - four major customers) each accounted for 17%, 17%, 17%, and 20% (six months ended September 30, 2020 – 14%, 17%, 19%, and 22%), and collectively 71% (six months ended September 30, 2020 – 72%) of the total sales of the Company.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at September 30, 2021 and for the three and six months ended September 30, 2021 and 2020

(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

19.	SUPPLEMENTARY CASH FLOW INFORMATION

	September 30, 2021	March 31, 2021
Cash on hand and at bank	$82,841	$111,191
Bank term deposits and short-term money market investments	59,088	7,544
Total cash and cash equivalents	$141,929	$118,735

Changes in non-cash operating working capital:	Three Months Ended September 30,		Six Months Ended September 30,
	2021	2020	2021	2020
Trade and other receivables	$(177)	$(331)	$(39)	$(134)
Inventories	(2,530)	855	1,082	1,470
Prepaids and deposits	103	(1,040)	(1,580)	(1,527)
Accounts payable and accrued liabilities	3,991	1,883	6,929	8,706
Deposits received	(2,200)	1,165	1,954	1,197
Due from a related party	3	12	(11)	47
	$(810)$	$2,544	$8,335	$9,759